                                December 11, 2006

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Barbara C. Jacobs

            Re:      Isilon Systems, Inc. (the "Company")
                     Registration Statement on Form S-1
                     File No. 333-137078

Dear Ladies and Gentlemen:

      Pursuant to Rule 460 under the Securities Act of 1933, as amended, the undersigned, as representatives of the underwriters of the proposed public offering of shares of common stock, $0.00001 par value per share, of the Company, hereby advise you that the Preliminary Prospectus, dated November 24, 2006 and included in Amendment No. 3 to the above-referenced Registration Statement, filed with the Securities and Exchange Commission on November 24, 2006, was distributed during the period November 24, 2006 through December 11, 2006 as follows:

      - 16,240 to 4 underwriters

      - 1195 to 1195 institutions

      - 62 to 62 others

Total: 17,497 Preliminary Prospectuses

Securities and Exchange Commission
December 11, 2006
Page 2

      Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date for the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective on December 13, 2006 at 2:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

                         Very truly yours,

                         MORGAN STANLEY & CO. INCORPORATED
                         MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED NEEDHAM & COMPANY, LLC
                         RBC CAPITAL MARKETS CORP.

                         By: MORGAN STANLEY & CO. INCORPORATED

                         By: /s/ WILLIAM R. SALISBURY
                             -------------------------------
                         Name: William R. Salisbury
                         Title: Managing Director